ROPES & GRAY LLP
                                ONE METRO CENTER
                              700 12TH STREET, N.W.
                                    SUITE 900
                            WASHINGTON, DC 20005-3948

                   WRITER'S DIRECT DIAL NUMBER: (617) 951-7910


November 21, 2006

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Linda Stirling

Re: Fifth Third Funds (Registration Nos. 33-24848 and 811-05669) Post-Effective Amendment No. 58/59 to the Registration Statement

Ladies and Gentlemen:

This letter is in response to oral comments provided to the undersigned by Linda Stirling of the staff of the Securities and Exchange Commission (the "Commission") on November 9, 2006, regarding the Fifth Third Funds (the "Trust") Post-Effective Amendment No. 58 under the Securities Act of 1933, as amended, (the "Securities Act") and Post-Effective Amendment No. 59 under the Investment Company Act of 1940, as amended, (the "1940 Act") to the Trust's Registration Statement on Form N-1A ("Amendment No. 58/59"). These comments and responses thereto are set forth below.

Comments to "Principal Investment Strategies" and "Principal Investment Risks"

Small Cap Growth Fund

         1. Comment: Please disclose the specific factors that Fifth Third Asset Management, Inc. (the "Advisor") considers in determining which companies demonstrate "above average growth and strong balance sheets."

Response:  We have added the following disclosure as requested:


Quantitative analysis is used to identify stocks the Advisor believes demonstrate above-average growth and strong balance sheets. Factors considered include return on assets, price to earnings per share, price to cash flow, and earnings per share growth. The Advisor uses a fundamental analysis of financial statements to screen for companies that, in its opinion, have stock prices that do not accurately reflect cash flows, tangible assets or management skills.

Securities and Exchange Commission   - 2 -                     November 21, 2006

Similar revisions have been made to the disclosure for Quality Growth Fund and Mid Cap Growth Fund.

         2. Comment: Please explain supplementally or by augmenting the disclosure regarding how the Advisor seeks to manage risk by "monitoring tracking error." Note that this strategy would seem more appropriate for an index fund.

Response:  We have revised the following disclosure as requested:


The Advisor will look to manage risk through several strategies, which will typically include maintaining certain minimum and maximum sector and position weightings relative to the Russell 2000 Growth Index and monitoring risk statistics relative to the Russell 2000 Growth Index.


Similar revisions have been made to the "Principal Investment Strategies" section of Mid Cap Growth Fund, Quality Growth Fund, Large Cap Core Fund, Micro Cap Value Fund, Small Cap Value Fund, Multi Cap Value Fund, Disciplined Large Cap Value Fund, and Strategic Income Fund.

Quality Growth Fund

         3. Comment: Please describe which companies are included in the Russell 1000(R) Growth Index.

Response: We have added the following disclosure as requested after the first reference to the Russell 1000(R) Growth Index. Please note that identical disclosure is also included in footnote (*) to the Fund's Average Annual Total Returns table:


The Russell 1000(R) Growth Index is an unmanaged index of common stocks that measures the performance of those Russell 1000 companies with higher-price-to-book ratios and higher forecasted growth values.


Balanced Fund

         4. Comment: Please disclose the factors used by the Advisor to determine which companies have excellent prospects for above average revenue and earnings growth.

Response:  We have revised the following disclosure as requested:


The equity portion of the Fund will be primarily invested in companies exhibiting strong records of earning growth, and excellent prospects for above average revenue and earnings growth (such

Securities and Exchange Commission   - 3 -                     November 21, 2006


factors include rising earnings expectations, new management, new products, and restructuring) over the next one to three years.


         5.       Comment: Please clarify the reference to "high quality" bonds.

Response: We have clarified the language as requested by replacing the words "high quality" with "investment grade."

         6. Comment: With respect to the disclosure regarding "large and medium-sized company risk," Ms. Stirling questioned whether it was appropriate to refer to securities of companies with market capitalizations "greater than $1 billion."

Response: This was a typographical mistake. We have revised the disclosure to remove the reference to market capitalization. We have revised the disclosure as follows:


There are inherent risks to investing in equity securities of large and medium-sized companies.


         7. Comment: In the paragraph describing fixed income securities risk, please remove the language "Less significant is..." before "credit risk," so as to not understate this risk.

Response:  We have revised the disclosure as requested.

Micro Cap Value Fund

         8. Comment: Please explain what is meant by "fundamental analysis."

Response: We have revised the following disclosure as requested:


The Advisor may filter less attractive companies by analyzing cash flows, evaluating financial strength, performing normalized earnings analysis, review of purchase and sale activity in company shares by company executives, and through fundamental analysis, which may include a review of assets, earnings, sales, products, markets, and management, among other indicators.


         9. Comment: The factors listed in the parenthetical describing "positive catalyst" do not appear consistent with either a micro cap or a value strategy, but rather seem like concepts associated with a growth strategy. Please revise this parenthetical.

Response: The Fund's Advisor employs a value strategy to look for attractive securities of micro cap companies. The Advisor employs several strategies typically associated with value funds, including, as indicated in the Fund's disclosure, seeking "to invest in companies that it considers

Securities and Exchange Commission   - 4 -                     November 21, 2006


to be 'statistically cheap' (based on factors which may include, for example, low ratio of price to earnings, price to cash flow, price to book value, and price to sales). The Advisor also looks for companies that it believes are undervalued relative to their earning power and long term earnings growth prospects, adjusted for risk." It is only after filtering companies based on these value strategies and other methods as disclosed does the Advisor then search for companies that have a "positive catalyst." The Fund discloses the use of the "positive catalyst" in order to give investors a more complete description of the Advisor's investment process. To clarify these steps, we have revised the following disclosure:


Ideally, after filtering out companies that do not meet the Advisor's criteria above, the Advisor looks for companies that have a positive catalyst (e.g., new products, management changes, acquisition, etc.).


Multi Cap Value Fund

         10. Comment: Multi Cap Value Fund has language regarding temporary defensive positions, but other Funds do not appear to have such disclosure. Please explain this inconsistency and whether this language has been included in error.

Response: We had inadvertently omitted the disclosure regarding temporary defensive positions from the Small Cap Value Fund. We have since corrected this omission such that all Funds other than the Money Market Funds have disclosure regarding their use of temporary defensive positions.

Disciplined Large Cap Value Fund

         11. Comment: Please describe which companies are included in the Russell 1000(R) Value Index.

Response: We respectfully note that disclosure regarding the market capitalization of companies included in the Russell 1000(R) Value Index is included in the "Principal Investment Strategies" section and that disclosure regarding which securities are included in the Index is included in footnote (*) to the Fund's Average Annual Total Returns table.

         12. Comment: The disclosure regarding the Fund's principal investment strategy does not appear to tie into the Fund's name and the use of the word "Disciplined." Please explain what the word "Disciplined" means with respect to the Fund.

Response: We respectfully note that it is our understanding that Rule 35d-1 under the 1940 Act does not specifically apply to investment companies with "Disciplined" in their names. Additionally, we note that in the adopting release for Rule 35d-1 under the Act, it was stated, "In

Securities and Exchange Commission   - 5 -                     November 21, 2006


determining whether a particular name is misleading, the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company's intended investments or the risks of those investments." Investment Company Names, 1940 Act Release No. 24,828 (Jan. 17, 2001). We respectfully submit that the Fund's name would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund's intended investments or the risks of those investments, since, in accordance with the Fund's disclosure and the Fund's fundamental investment policies, "[u]nder normal circumstances, the Fund invests at least 80% of the its assets in equity securities of large cap companies." Finally, we respectfully note that in our sampling of other investment companies with "Disciplined" in their names they have not provided specific disclosure regarding what "Disciplined" means with respect to such investment companies.

Strategic Income Fund

         13. Comment: Please explain what is meant by the sentence: "The Advisor seeks to maximize risk-adjusted returns through fundamental research, quantitative modeling, and capital structure analysis." Please describe the factors considered in performing this research and analysis.

Response:  We have revised the following disclosure as requested:


The Advisor seeks to maximize risk-adjusted returns through fundamental research, quantitative modeling, and capital structure analysis. In performing this research and analysis, the Advisor reviews companies based on such factors as sales, assets, earnings, markets, and management, and the Advisor searches for companies with favorable debt-to-equity ratios.


         14.      Comment: Please conform the following disclosure to plain
                  English: "The Fund seeks returns, unlike traditional investment grade fixed income funds investing in various asset classes. The Advisor believes that a low correlation between various asset classes leads to stability of expected returns."

Response:  We have revised the following disclosure as requested:


The Fund seeks returns by investing across a larger universe than traditional investment grade fixed income funds, and the Advisor believes that a low correlation between various asset classes leads to stability of expected returns.

Securities and Exchange Commission   - 6 -                     November 21, 2006

Dividend Growth Fund

         15. Comment: Please explain how the Fund's fundamental objective of long-term capital appreciation is consistent with its principal investment strategy. The strategy does not appear tied to the objective, as the disclosure seems to emphasize earnings and income, which it seems is not consistent with capital appreciation.

Response: We note that, as disclosed, the "Fund is designed to provide long-term capital appreciation by investing primarily in high-quality companies with histories of rising earnings and dividends." We respectfully submit that it is not inconsistent with the Fund's objective of long-term capital appreciation because the Fund seeks to invest in securities of companies that offer a history of rising dividends and capital appreciation over the long-term horizon.

         16. Comment: Please describe the factors the Advisor considers in its process of seeking "companies that are experiencing consistent earnings and dividend growth."

Response:  We have revised the following disclosure as requested:


[T]he Advisor will seek companies that are experiencing consistent earnings and dividend growth by searching for companies that have reported increased earnings and/or dividends over the last several reporting periods.


         17. Comment: The dividend securities risk states that "dividend-paying stocks, especially those that pay significant dividends, also tend to appreciate less quickly than stocks of companies in developing industries[.]" Please explain how this disclosure is consistent with the Fund's fundamental objective of long-term capital appreciation.

Response: We note that, as disclosed, the "Fund is designed to provide long-term capital appreciation by investing primarily in high-quality companies with histories of rising earnings and dividends." We respectfully submit that it is not inconsistent with the Fund's objective of long-term capital appreciation because the Fund seeks to invest in securities of companies that offer a history of rising dividends and capital appreciation over the long-term horizon.

Technology Fund

         18. Comment: Please specify what percentage of a company's assets or revenues must be invested in developing products, processes or services that provide technological advances for the Fund to consider the company to be a "technology company."

Response: Pursuant to Rule 35d-1 under the 1940 Act, the Fund has adopted as a fundamental policy that the Fund invests at least 80% of its assets in the equity securities of technology

Securities and Exchange Commission   - 7 -                     November 21, 2006


companies. We respectfully note that the Fund further discloses that it considers a technology company to be those companies "that are substantially engaged in developing products, processes or services that provide technological advances." We respectfully submit that we are not aware of any requirement under the 1940 Act or otherwise that would require the Fund to disclose with greater specificity what it considers to be a "technology company." Finally, we respectfully note that in our sampling of other investment companies that invest in technology companies it does not appear that they have provided greater specificity regarding which companies such investment companies consider to be "technology companies."

International Equity Fund

         19. Comment: Ms. Stirling noted that the third paragraph under "Principal Investment Strategies" references the "Morgan Stanley Capital International Europe Australasia, and Far East Index" and the "Morgan Stanley Capital International Index." Please confirm whether these refer to the same index.

Response: These were both references to the same index, the Morgan Stanley Capital International Europe Australasia, and Far East Index. We have removed the sentence including the reference to the "Morgan Stanley Capital International Index."

         20. Comment: The Fund's disclosure states that "[b]ecause the Fund employs a top-down strategy, the portfolio construction does not lend itself to individual stock selection." Please further explain this sentence, including in particular which securities are included in the securities "basket."

Response: We have revised the paragraph to further explain the Fund's stock selection process as follows:


The Fund's investment subadvisor analyzes both the global economic environment and the economies of countries throughout the world, focusing mainly on the indutrialized countries comprising the Morgan Stanley Capital International Europe Australasia, and Far East Index (the "EAFE Index"). The investment subadvisor views each country and sector as a unique investment opportunity and evaluates prospects for value, growth, inflation, interest rates, corporate earnings, liquidity and risk characteristics, investor sentiment and economic and currency outlook. The investment subadvisor - on an ongoing basis - establishes the proportion or weighting for each country and sector (eg., overweight, underweight or neutral) relative to the EAFE Index for investment by the Fund. The investment subadvisor invests the Fund's assets within each country and/or sector based on its assigned weighting. Within each country and/or sector, the investment subadvisor will try to replicate, in the aggregate, the performance of a broad local market index by investing in "baskets" of common stocks and other equity securities. Although the Fund invests primarily in established foreign securities markets, from time to time,

Securities and Exchange Commission   - 8 -                     November 21, 2006


it may also invest in emerging market countries and, with regard to such investments, may make global and regional allocations to emerging markets, as well as allocations to specific emerging market countries.


Bond Fund and Intermediate Bond Fund

         21. Comment: Please revise the following sentence to conform to plain English: "The Advisor may actively manage the Fund's sector weightings and duration to attempt to capture excess returns, as related to the Fund benchmark."

Response:  We have revised the following disclosure as requested:


The Advisor may adjust the Fund's sector weightings and duration to attempt to capture additional returns relative to the Fund's benchmark.


The same revision has been made for both Bond Fund and Intermediate Bond Fund.

         22. Comment: With respect to the paragraph regarding "non investment grade securities risk," please remove the first sentence, and instead state that the Fund may invest up to 20% of its assets in non-investment grade securities.

Response:  We have revised the following disclosure as requested:


Non-Investment Grade Securities Risk. The Fund may invest up to 20% of its assets in non-investment grade securities.


The same revision has been made for both Bond Fund and Intermediate Bond Fund.

Michigan Municipal Bond Fund

         23. Comment: Please disclose that "municipal bond obligations" are also defined to mean obligations exempt from Michigan state tax.

Securities and Exchange Commission   - 9 -                     November 21, 2006

Response:  We have revised the following disclosure as requested:


Under normal circumstances, the Fund invests at least 80% of its assets in municipal bond obligations that pay interest that is exempt from personal income taxes imposed by the State of Michigan or its political subdivisions. The securities are generally issued by the State of Michigan, as well as counties, cities, towns, territories and public authorities in Michigan. These securities pay interest that is exempt from personal income taxes imposed by Michigan and its municipalities.


Fund Management

         24. Comment: Please provide the business experience during the past five years for the following portfolio managers: Scott Billeadeau, Jon Fisher, Martin Hargrave, David Luebke, Mary Jane Matts, and Ted Moore.

Response: We have revised the disclosure regarding these portfolio managers to include the business experience during the past five years for each portfolio manager.

As requested, officers of the Trust have instructed us to acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Very truly yours,

/s/ Mary Beth Constantino
-------------------------
Mary Beth Constantino

cc:     Alan G. Priest
        Alyssa Albertelli
        Matthew Gaarder